Exhibit 99.6

Wednesday, 24 June 2009 The Manager Company Announcements Office ASX 20 Bridge Street SYDNEY NSW 2000	James Hardie Industries N.V.
ARBN 097 829 895
Incorporated in The Netherlands with a
 corporate seat in Amsterdam
The liability of members is limited
Dutch Registration Number: 34106455

Level 3, 22 Pitt Street
Sydney NSW 2000 Australia

Telephone (02) 8274 5239
Fax (02) 8274 5218

GPO Box 3935
Sydney NSW 2001 Australia

Dear Sir/Madam
James Hardie will conduct management briefings today, Wednesday 24 June 2009, on its proposal to change domicile.
1. Analyst briefing
A physical briefing for analysts will be held at AGL Auditorium, Museum of Sydney, Corner Phillip and Bridge Street, Sydney from 10.30am-12.00pm
For those who are unable to attend the physical briefing a teleconference and video webcast will be available. Details are:
Dial-in number:      +61 (0) 2 8524 6650
Confirmation ID for the teleconference: 1535 2371
URL: http://www.ir.jameshardie.com.au/jh/shareholder_meetings/proposal_to_change_domicile.jsp
2. Media briefing
A physical briefing for the media will be held at AGL Auditorium, Museum of Sydney, Corner Phillip and Bridge Street, Sydney from 2.00pm-3.00pm.
For those who are unable to attend the physical briefing a teleconference will be available. Details are:
Dial-in number: +61 (0) 2 8524 6650
Confirmation ID for the teleconference: 1535 2602
Yours faithfully

Sean O’Sullivan
Vice President Media and Investor Relations